UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2010
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.   *)

Recycle Tech, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

75629C106
(CUSIP Number)

Bruce A. Capra
9195 West 44th Ave., A-6
Wheat Ridge, CO  80033
(303) 539-9381
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

_____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _________________

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bruce A. Capra

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
None
6.	Citizenship or Place of Organization – USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 23,434,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -23,434,000

	10	Shared Dispositive Power –-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person – 23,434,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 96.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
This statement on Schedule 13D relates to the shares of the common stock $0.001 par value (the AShares@) of Recycle Tech, Inc.

Item 2. Identity and Background
(a)	This statement is being filed on behalf of Bruce A. Capra (the "Reporting Person"). The Reporting Person is taking the action discussed herein.
(b)	The business address of the Reporting Person is 6890 West 44th Ave. # 3 Wheat Ridge, CO 80033
(c)	The Reporting Person is a natural person.
(d)	The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration
The source of funds for the activity disclosed herein was an investment into the Company based upon past services of the Reporting Person.

Item 4. Purpose of Transaction
The Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person is the record and beneficial owner of 23,434,000 shares of common shares, constituting approximately 96.5% of the common shares currently issued and outstanding.

(b)	The Reporting Person has sole voting power with respect to 23,434,000 common shares.

(c)	The Reporting Person has not engaged in any other transactions with respect to the common shares during the past 60 days.

(d)	No other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues

The Reporting Person has not entered into any contractual relationships with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	July 7, 2009
Signature	/s/ Bruce A. Capra
Name:	Bruce A. Capra

End of Filing